UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2019

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1.               Other Events.

On August 22, 2019, Forward Pharma A/S (the “Company”) received a written notice from the Nasdaq Stock Market (“Nasdaq”) indicating that the Company’s application to transfer its listing venue from The Nasdaq Global Select Market to The Nasdaq Capital Market for its American Depositary Shares (“ADSs”) had been approved. The Company’s ADSs will commence trading on The Nasdaq Capital Market at the opening of business on August 26, 2019 under the symbol “FWP.”

As previously disclosed, on June 21, 2019, the Company received a written notice that from Nasdaq indicating that the Company is not in compliance with the requirement for continued listing on The Nasdaq Global Select Market to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of $5,000,000, as set forth in Nasdaq Listing Rule 5450(b)(1)(C). As a result of the transfer of listing venue to The Nasdaq Capital Market, the Company has regained compliance of the minimum MVPHS required by The Nasdaq Capital Market.

On June 25, 2019, the Company received a written notice from Nasdaq indicating that the Company is not in compliance with the requirement for continued listing on The Nasdaq Global Select Market to maintain a minimum bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1). The Company has until December 23, 2019 to regain compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, the bid price of the Company’s ADSs must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to December 23, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2019	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer